

April 6, 2009

By Facsimile and U.S. Mail

Mr. John Hiner
Chief Executive Officer
Geocom Resources Inc.
114 West Magnolia Street, Suite 413
Bellingham, WA 98225

      Re: **Geocom Resources Inc.**
           Form 10-KSB for the Fiscal Year Ended June 30, 2007
           Filed November 13, 2007
           Form 10-KSB for the Fiscal Year Ended June 30, 2008
           Filed December 3, 2008
           Response Letter Dated November 20, 2008
           Response Letter Dated March 6, 2009
           File No. 000-49621

Dear Mr. Hiner:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                     Sincerely,

                     Jill Davis
                     Branch Chief